U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed  pursuant to Section  16(a) of the  Securities  Exchange  Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person

   KNOX                              ROGER
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   (Last)                             (First)               (Middle)

   360 TARA LANE
--------------------------------------------------------------------------------
                                    (Street)
   MEMPHIS, TN   38111
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   (City)                             (State)                 (Zip)
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2. Issuer Name and Ticker or Trading Symbol

   FRED'S, INC.  (FRED)
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3. IRS or Social Security Number of Reporting Person (Voluntary)

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4. Statement for Month/Year

   MARCH, 2003
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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)

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7. Individual or Joint/Group Filing (Check applicable line)

   [ X ] Form filed by one Reporting Person
   [   ] Form filed by more than one Reporting Person

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
CLASS A COMMON STOCK                 03/25/2003       M              4,687        A(1)  $13.79   14,849          D
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

(1) Mr. Knox exercised an option to purchase up to 4,687 shares granted under the 1993 Long-Term Incentive Plan on 03/06/1998.

If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
OPTION ON CLASS    $13.79   03/25/2003   X          4,687      (2)      (3)     (2)       (2)                 0
A COMMON STOCK

OPTION ON CLASS    $6.40                                       (4)   3/06/2004  (4)       (4)              4,687      D
A COMMON STOCK

OPTION ON CLASS    $8.00                                       (5)   3/02/2005  (5)       (5)              4,687      D
A COMMON STOCK

OPTION ON CLASS    $12.00                                      (6)   3/12/2006  (6)       (6)              3,750      D
A COMMON STOCK

OPTION ON CLASS    $34.86                                      (7)   3/11/2007  (7)       (7)              2,500      D
A COMMON STOCK
------------------------------------------------------------------------------------------------------------------------------------
====================================================================================================================================

Explanation  of  Responses:

(2) These options to purchase up to 4,687 shares of Fred's, Inc. Class A Common Stock were granted on March 6, 1998 under the 1993 Long-Term Incentive Plan.

(3) Mr. Knox exercised options for 4,687 shares of Class A Common Stock on February 28, 2003 prior to their March 5, 2003 expiration; Fred's, Inc.
     issued   those  shares  March  25,   2003.

(4) These options to purchase up to 4,687 shares of Fred's, Inc. Class A Common Stock were granted on November 15, 1999 under the 1993 Long-Term Incentive Plan.

(5) These options to purchase up to 4,687 shares of Fred's, Inc. Class A Common Stock were granted on March 2, 2000 under the 1993 Long-Term Incentive Plan.

(6) These options to purchase up to 3,750 shares of Fred's, Inc. Class A Common Stock were granted on March 12, 2001 under the 1993 Long-Term Incentive Plan.

(7) These options to purchase up to 2,500 shares of Fred's, Inc. Class A Common Stock were granted on March 11, 2002 under the 1993 Long-Term Incentive Plan.


By:   /s/Roger Knox                                       3/25/03
     -----------------------------------------           -----------------------
     Roger Knox                                           Date

Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.

       Alternatively, this Form is permitted to be submitted to the Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulatiob S-T.

                                  Page 2 of 2